UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           SOLOMON TECHNOLOGIES, INC.
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    8342GW101
                                    ---------
                                 (CUSIP Number)

                            Pinetree (Barbados) Inc.
                            30E Lower Halcyon Heights
                          Lascelles, St. James Barbados
                            Telephone: (246) 432-0401
                         Attention: Dr. J. Gordon Murphy
                         -------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Ralph W. Norton, Esq.
                               Davis & Gilbert LLP
                                  1740 Broadway
                            New York, New York 10019
                                 (212) 468-4800

                                September 5, 2006
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page 1 of 6 pages

--------------------------------------
CUSIP No. 83426W101
--------------------------------------

------------ ------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS
             I.R.S.   IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

             PINETREE (BARBADOS) INC.
------------ ------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions
             (a)
             (b)
------------ ------------------------------------------------------------------
3            SEC USE ONLY

------------ ------------------------------------------------------------------
4            SOURCE OF FUNDS (See Instructions)
             PF
------------ ------------------------------------------------------------------
5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
             IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------------ ------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             BARBADOS
------------ ------------------------------------------------------------------

      NUMBER OF         7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY               0 (SEE ITEMS 2 AND 5)
       OWNED BY         ------- -----------------------------------------------
         EACH           8       SHARED VOTING POWER
      REPORTING
     PERSON WITH                5,458,922 (SEE ITEMS 2 AND 5)
                        ------- -----------------------------------------------
                        9       SOLE DISPOSITIVE POWER

                                0 (SEE ITEMS 2 AND 5)
                        ------- -----------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                5,458,922 (SEE ITEMS 2 AND 5)
------------ ------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,458,922 (SEE ITEMS 2 AND 5)
------------ ------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

------------ ------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.2 % (SEE ITEMS 2 AND 5)
------------ ------------------------------------------------------------------
14           TYPE OF REPORTING PERSON (See Instructions)
             CO
------------ ------------------------------------------------------------------

                               Page 2 of 6 pages

--------------------------------------
CUSIP No. 83426W101
--------------------------------------

------------ -------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS
             I.R.S.   IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

             PINETREE CAPITAL LTD.

------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
             (a)
             (b)
------------ -------------------------------------------------------------------
3            SEC USE ONLY

------------ -------------------------------------------------------------------
4            SOURCE OF FUNDS (See Instructions)
             PF
------------ -------------------------------------------------------------------
5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
             IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------------ -------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             ONTARIO
------------ -------------------------------------------------------------------

                        7       SOLE VOTING POWER
      NUMBER OF
        SHARES                  0 (SEE ITEMS 2 AND 5)
     BENEFICIALLY       ------- ------------------------------------------------
       OWNED BY         8       SHARED VOTING POWER
         EACH
      REPORTING                 5,458,922 (SEE ITEMS 2 AND 5)
     PERSON WITH
                        ------- ------------------------------------------------
                        9       SOLE DISPOSITIVE POWER

                                0 (SEE ITEMS 2 AND 5)
                        ------- ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                5,458,922 (SEE ITEMS 2 AND 5)
------------ -------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,458,922 (SEE ITEMS 2 AND 5)
------------ -------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.2 % (SEE ITEM 5)
------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON (See Instructions)
             CO
------------ -------------------------------------------------------------------

                               Page 3 of 6 pages

         This Amendment No. 3 (this "Amendment") to the Statement on Schedule 13D dated May 3, 2004, as amended by Amendment No. 1 thereto filed on January 20, 2005 and Amendment No. 2 thereto filed on April 12, 2006 (the "Schedule 13D") filed by Pinetree (Barbados) Inc., a corporation formed under the laws of Barbados ("Pinetree"), and Pinetree Capital Ltd., an Ontario corporation formed under the laws of Ontario ("Pinetree Capital"), relates to the common stock, $.001 par value per share (the "Common Stock"), of Solomon Technologies, Inc., a Delaware corporation (the "Company"). All capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 3.    Source and Amount of Funds and Other Consideration.

Item 3 is amended by the addition of the following:

         On May 3, 2006, Pinetree acquired an additional 15,000 shares of Common Stock from the Company in consideration for its agreement to extend the maturity of certain senior notes of the Company from April 30, 2006 to June 30, 2006. On August 11, 2006, Pinetree acquired an additional 52,500 shares of Common Stock from the Company in consideration for its agreement to extend the maturity of certain senior notes of the Company from June 30, 2006 to January 15, 2007. The consideration used by Pinetree to acquire the warrants, Series A Preferred Stock and senior notes with respect to which these shares of Common Stock were issued was Pinetree's personal funds.

Item 4.   Purpose of Transaction.

Item 4 is amended and restated in its entirety to read as follows:

         (a) - (j). All of the shares of Common Stock held by Pinetree were acquired for investment purposes. Beginning on August 24, 2006 and concluding on November 27, 2006, Pinetree sold an aggregate of 1,368,489 shares of Common Stock pursuant to a registration statement on Form SB-2. On December 11, 2006 and December 12, 2006, Pinetree sold an aggregate of 17,500 shares of Common Stock pursuant to the exemption provided by Rule 144 under the Securities Act of 1933 ("Rule 144"). Upon conclusion of this series of transactions, Pinetree's remaining holdings of Common Stock was 5,458,922 shares.

         Except as set forth in this Item 4, and except for any additional sales pursuant to a valid registration statement or as permitted by the exemption provided by Rule 144, neither Pinetree nor Pinetree Capital have any present plans that relate to or would result in: the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the foregoing.

                               Page 4 of 6 pages

Item 5.   Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 are amended and restated in their entirety to read as follows:

         (a) As of the date hereof, Pinetree is deemed to beneficially own an aggregate of 5,458,922 shares of Common Stock (the "Shares"), representing approximately 16.2 % of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on November 15, 2006.

         (b) By virtue of Pinetree's direct ownership of the Shares and under Barbados law, the Board of Directors of Pinetree has the sole power to vote and dispose or direct the vote and direct the disposition of the Shares. Under United States securities laws, Pinetree's direct ownership of the Shares and Pinetree Capital's ownership and control of Pinetree, Pinetree Capital and Pinetree may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Shares. Under the United States securities laws, neither Pinetree nor Pinetree Capital may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of the Shares.

         (c) On August 11, 2006, Pinetree acquired 52,500 shares of Common Stock from the Company in consideration for its agreement to extend the maturity of certain senior notes of the Company from June 30, 2006 to January 15, 2007. Beginning on August 24, 2006 and concluding on December 12, 2006, Pinetree sold an aggregate of 1,385,989 shares of Common Stock in open market transactions pursuant to a registration statement on Form SB-2 and the exemption provided by Rule 144. The shares were sold at a prices ranging from $2.10 per share to $2.81 per share.














                               Page 5 of 6 pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     December 21, 2006

                                    PINETREE (BARBADOS) INC.


                                    By:  /s/ Dr. J. Gordon Murphy
                                         ------------------------
                                         Name: Dr. J. Gordon Murphy
                                         Title:  President

                                    PINETREE CAPITAL LTD.

                                    By:  /s/ Larry Goldberg
                                         ------------------
                                         Name: Larry Goldberg
                                         Title: Executive Vice President and
                                         Chief Financial Officer






















                                Page 6 of 6 pages